(a Development Stage Company)

Interim Consolidated Financial Statements

(Unaudited)

Three months ended December 31, 2013 and 2012

(expressed in Canadian dollars)

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Balance Sheet

As at December 31, 2013 and September 30, 2013

(Unaudited – Expressed in Canadian $000’s)

	Note	December 31, 2013	September 30, 2013
Assets
Current Assets
Cash and cash equivalents		$9,398	$13,923
Accounts receivable		91	481
Prepaid expenditures		863	686
		10,352	15,090

Property, plant and equipment	4	44,202	56,636
		$54,554	$71,726

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	6	$1,678	$1,175
Convertible debentures	5	528	-
		2,206	1,175

Asset retirement obligation	7	228	248
		2,434	1,423
Shareholders’ Equity
Share capital	9	118,524	114,541
Warrants	9	1,354	1,168
Contributed surplus		5,427	5,117
Deficit		(73,185)	(50,523)
		52,120	70,303
		$54,554	$71,726
Nature of operations	1
Commitments	12

The accompanying notes are an integral part of these interim consolidated financial statements.

2

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Statement of Loss and Deficit

For the three months ended December 31, 2013 and 2012

(Unaudited – Expressed in Canadian $000’s expect per share amounts)

	Three months ended
	December 31, 2013	December 31, 2012
Income
Interest Income	$32	$37

Operating Expenses
General and administrative	1,426	1,279
Stock based compensation	264	264
Depreciation and accretion	12	11
Foreign exchange (gain) loss	4	(55)
Asset Impairment	20,988
	22,694	1,499

Net Loss	(22,662)	(1,462)
Deficit, beginning of period	(50,523)	(46,012)
Deficit, end of period	$(73,185)	$(47,474)

Basic and diluted loss per share:	(0.06)	(0.00)
Weighted average shares outstanding during the period:	380,102,537	359,635,408

The accompanying notes are an integral part of these interim consolidated financial statements.

3

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Statement of Shareholders’ Equity

As at December 31, 2013

(Unaudited – Expressed in Canadian $000’s expect per share amounts)

	Share Capital		Contributed Surplus		Acc. Deficit	Total Shareholders’ Equity
	Shares	Amount		Warrants
As at September 30, 2012	359,635,408	114,541	3,215	2,833	(46,012)	74,577
Stock-based compensation	-	-	264	-	-	264
Expiry of warrants	-	-	1,665	(1,665)	-	-
Net loss	-	-	-	-	(1,462)	(1,462)
As at December 31, 2012	359,635,408	114,541	5,144	1,168	(47,474)	73,379

As at September 30, 2013	359,635,408	114,541	5,117	1,168	(50,523)	70,303
Share issuance	72,422,151	3,983	-	-	-	3,983
Warrant issuance			46	186		232
Stock-based compensation	-	-	264	-	-	264
Net loss	-	-	-	-	(22,662)	(22,662)
As at December 31, 2013	432,057,559	118,524	5,427	1,354	(73,185)	52,120

The accompanying notes are an integral part of these interim consolidated financial statements.

4

Zodiac Exploration Inc.

(a Development Stage Company)

Consolidated Statement of Cash Flows

For the three months ended December 31, 2013 and 2012

(Unaudited – Expressed in Canadian $000’s expect per share amounts)

	Three months ended
	December 31, 2013	December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Adjustments to reconcile net loss to total cash used in operations:
Net loss for the period	$(22,662)	$(1,462)
Asset impairment	20,988	-
Depreciation and accretion	(13)	11
Stock based compensation	264	264
Foreign unrealized currency exchange (gain) losses	36	(43)
Change in accounts receivable	113	37
Change in prepaid expenditures	268	299
Change in accounts payable and accrued liabilities	472	564
TOTAL CASH FLOW USED IN OPERATING ACTIVITIES	(534)	(330)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(886)	221
Business combination	(3,100)	-
NET CASH FROM (USED) IN INVESTING ACTIVITIES	(3,986)	221

CASH FLOW FROM FINANCING ACTIVITIES:
Change in common shares	-	-
Change in convertible debentures	-	-
Change in warrants	-
Change in contributed surplus	-
NET CASH FROM (USED) IN FINANCING ACTIVITIES	-	-

OTHER ACTIVITIES:
Effect of exchange rate on cash and cash equivalents	(4)	55

Net decrease in cash and cash equivalents	(4,525)	(54)
Cash and cash equivalents at beginning of period	13,923	20,381
Cash and cash equivalents at end of period	$9,398	$20,327

Supplemental data:
Interest received	32	37

The accompanying notes are an integral part of these interim consolidated financial statements.

5

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

1.	Organization and Operations of the Company

Zodiac Exploration Inc. (“Zodiac” or “the Company”) was formed as a result of the Reverse Takeover (“RTO”) structured under the Plan of Arrangement completed on September 28, 2010, in which Peninsula Resources Ltd. (“Peninsula”) acquired all of the outstanding shares of Zodiac Exploration Corp. in a share for share exchange (the “Transaction”). The Transaction entailed the amalgamation of Zodiac Exploration Corp. with 1543081 Alberta Ltd. (subsequently named Zodiac Exploration Corp.), a wholly owned subsidiary of Peninsula. Upon completion of the Transaction, Peninsula changed its name to Zodiac Exploration Inc. For financial reporting purposes, the Transaction was accounted for as a RTO that did not constitute a business combination, with Zodiac Exploration Corp. identified as the RTO acquirer and Peninsula the reverse takeover acquiree. These consolidated financial statements are those of Zodiac with the RTO accounted for as a capital transaction. The comparative information presented, including all information presented prior to September 28, 2010, is that of Zodiac Exploration Corp. as it has been deemed the continuing entity post RTO. Zodiac is principally engaged in the acquisition, exploration and development of oil and gas properties in the San Joaquin Basin in California. To date, the Company has had only incidental oil and gas revenues included as an offset to capital expenditures and is still considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 915.

On December 4, 2013 Zodiac completed the acquisition of Muskwa Resources Ltd. ("Muskwa") pursuant to which Zodiac acquired all of the outstanding common shares of Muskwa pursuant to an amalgamation agreement dated October 8, 2013 among Zodiac, Muskwa and Zodiac Exploration Corp., a wholly-owned subsidiary of Zodiac.

The Company has consolidated in its accounts the accounts of: Zodiac Exploration Corp.; and Zodiac USA Corp. (“Zodiac USA”), including Zodiac Kentucky LLC (“Zodiac Kentucky”) and Zodiac Energy LLC (“Zodiac Energy”). Zodiac Exploration Corp. (formerly 1543081 Alberta Ltd.) was the amalgamation vehicle for the RTO. Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada and wholly owned by Zodiac USA. Zodiac Kentucky is inactive and no longer registered to operate in Kentucky.

At December 31, 2013, the Company has not yet achieved profitable operations, has accumulated a deficit of $73,185 (September 30, 2013 - $50,523) since its inception, and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development. As at December 31, 2013, the Company’s cash balance was $9,398 (September 30, 2013 -$13,923) generated primarily from financings completed in the fiscal years ended September 30, 2011 and 2010. The cash balance at December 31, 2013, combined with the US$ 3.0 million received from the termination of the Aera farm out agreement subsequent to quarter end (Refer Note 14 – Subsequent event), provides a pro forma cash balance of approximately $12.5 million and is considered to be sufficient to meet our drilling obligations in Montana ($1.2 million), land rentals in California ($2.0 million ), repayment of convertible debenture ($0.5 million) and G&A ($2.5 million) until December 31, 2014.

The accompanying notes are an integral part of these interim consolidated financial statements.

6

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

2.	Significant Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with US generally accepted accounting principles ("US GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"), using the same accounting policies and methods as per the audited consolidated financial statements for the year ended September 30, 2013 except that certain annual disclosures have been condensed or omitted. The unaudited interim consolidated financial statements do not include all of the disclosures required by US GAAP, and should be read in conjunction with the most recent audited consolidated financial statements of the Company.

In the opinion of management, these unaudited interim consolidated financial statements contain all accruals and adjustments of a normal and recurring nature necessary to present fairly the Company's financial position as at, and results of operations and cash flows for, the three months ending December 31, 2013.

Because the determination of certain assets and liabilities are dependent upon future events, the preparation of unaudited interim consolidated financial statements involves the use of estimates and approximations. Consequently, the results of operations for the periods presented are not necessarily indicative of those expected for any subsequent quarter or the entire year ending September 30, 2014.

3. Recent Accounting Developments

The Company has reviewed recently issued, but not yet adopted, accounting standards in order to determine their impact, if any, on the consolidated financial position, results of operations, and cash flows of the Company. Based on its review, the Company does not believe that any of the proposed accounting standards will have a significant impact on its financial position, results of operations, or cash flows.

4.	Property, plant and equipment

Property, plant and equipment consist of the following:

	Oil and gas properties	Other	Total
Net book value, September 30, 2011	$ 64,406	$ 71	$ 64,477
Additions	13,331	24	13,355
Impairment expense	(23,162)	-	(23,162)
Depreciation	(177)	(28)	(205)
Net book value, September 30, 2012	$ 54,398	$ 67	$ 54,465
Additions	2,487	-	2,487
Disposals	-	(24)	(24)
Impairment	(264)	-	(264
Depreciation	(25)	(3)	(28)
Net book value, September 30, 2013	56,596	40	56,636
Additions and assets acquired on business combination	8,554	22	8,576
Impairment expense	(20,988)	-	(20,988)
Depreciation	-	(22)	(22)
Net book value, December 31, 2013	44,162	40	44,202

The accompanying notes are an integral part of these interim consolidated financial statements.

7

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

4.	Property, plant and equipment (Continued)

On January 31, 2011, Zodiac acquired, through farm in, a 75% working interest in approximately 21,500 (16,000 net) acres located in Kings and Kern Counties in California (the “Panther acreage”) for total consideration of US$8,422. The transaction included the payment of US$5,614 in cash, the issuance of 2,700,018 shares with a deemed value of US$1,871 and provision of a work credit in respect of future cash calls made by Zodiac of US$936 which is included in accounts payable. In order to earn the initial 8,000 acres of this land, the Company was required to have drilled a well to evaluate the Monterey formation prior to January 1, 2013. Zodiac elected not to drill the first well which was required to be drilled by January 1, 2013 and as a result, relinquished approximately 8,000 acres to the farmor. In order to earn the remaining approximate 8,000 acres, Zodiac was required to drill a well to evaluate the Kreyenhagen formation prior to January 1, 2014. In the event Zodiac did not elect to drill the well prior to January 1, 2014, the remaining approximate 8,000 acres would revert to the farmor. On December 31, 2013 the farmor agreed to dispense with Zodiac’s January 1, 2014 drilling obligation and in return Zodiac agreed to “pool” the Panther acreage on a 65% Farmor - 35% Zodiac basis.

On October 23, 2012, the Company entered into a farmout agreement (“Farmout Agreement”) with Aera Energy LLC (“Aera”), whereby Aera acquired the right to earn a 50% interest in approximately 19,600 net acres of the Company’s lands located in Kings County (“Farmout Lands”). The Farmout Agreement was comprised of two phases whereby Aera was required to pay 100% of the costs of drilling a vertical well and a horizontal well in each phase. Upon fulfillment of the drilling commitments in Phase 1, Aera would earn a 50% interest in approximately 9,800 acres of the Farmout Lands. Upon fulfillment of the drilling commitments in Phase 2, Aera would earn a 50% interest in approximately 9,800 acres of the Farmout Lands. Drilling in Phase 1 was required to commence no later than June 2013 and on February 5, 2013, Aera spud the initial vertical well under Phase 1. Aera recently advised that it had elected not to proceed with its drilling obligations under the Farm out Agreement and accordingly on January 31, 2014 Aera paid Zodiac US$3.0 million under the terms of the Farm out Agreement without Aera earning an interest in any of the Farm out lands. – (Refer Note 14 – Subsequent events)

At December 31, 2013, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations, accordingly there has been no depletion or depreciation recorded against the oil and gas properties.

During the three months ended December 31, 2013, the Company recognized an impairment charge of $20,988 (December 2012 - $Nil) on its Californian assets. This impairment recognizes the anticipated decrease in fair value of the Company’s lands in California resulting from (i) Aera’s decision to terminate the farm out agreement entered into on October 1, 2012, and (ii) taking into account recent land sale transactions in the area around Zodiac’s assets.

The accompanying notes are an integral part of these interim consolidated financial statements.

8

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

5. Business Combination

Muskwa Resources Ltd.

On December 4, 2013, Zodiac completed the business combination of Muskwa Resources Ltd. (“Muskwa”) which provides for the acquisition of all the issued and outstanding common shares of Muskwa, a private oil and gas company with properties in Alberta and Montana. Total consideration of approximately $7.3 million included the issuance of 72,422,151 shares of Zodiac and a loan of $3.1 million previously made to Muskwa. The value of the common shares was determined based on the trading value of Zodiac’s common shares on the date of the acquisition. The purpose of the acquisition was to provide Zodiac with diversification to its Californian assets through access to the conventional and unconventional assets of Muskwa. Muskwa was amalgamated with Zodiac Exploration Corp. following completion of the acquisition and the transaction was accounted for as a business combination.

The following are the estimated fair values of the net assets of Muskwa:

(000s)
Fair value of net assets acquired
Current assets (excluding prepaid expenditures)	79
Prepaid expenditures	943
Oil and gas properties	6,945
Other fixed assets	22
Accounts payable	(145)
Convertible debt	(528)
Net assets acquired	7,316

Consideration
Shares issued (72,422,151 at $0.055)	3,983
Loan provided by Zodiac prior to acquisition	3,100
Fair value of dilutive instruments assumed	233
Total purchase price	7,316

The recognized identifiable assets and liabilities assumed were based on best estimates by Zodiac’s management.  The accounting for the business combination remains subject to further refinement as additional cost estimates and tax balances are finalized. The transaction costs related to the acquisition amounted to $400 and were expensed in the consolidated statement of loss and deficit. In the period from December 4, 2013 to December 31, 2013, the acquisition contributed $Nil revenue and net loss of $50. If the business combination had taken place on October 1, 2012, Management estimates that for the year ended September 30, 2013 revenue would have increased by $Nil and net loss would have increased by $600.

The accompanying notes are an integral part of these interim consolidated financial statements.

9

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

6.	Accounts Payable and Accrued Liabilities

Accounts payable consist of the following:

	December 31, 2013 $	September 30, 2013 $
Trade accounts payable	1,444	1,064
Accrued liabilities	234	111
Total accounts payable and accrued liabilities	1,678	1,175

7.	Asset Retirement Obligation

As at December 31, 2013, the Company has estimated the net present value of its total Asset Retirement Obligation ("ARO") to be $228 (September 30, 2013 ‑ $248) based upon a total future undiscounted liability of $560 (September 30, 2013 ‑ $621), where the liability settlement period has been estimated to occur over 1 to 25 years. Since 2012, the Company has begun incurring reclamation costs in the Windsor Basin in Nova Scotia. The Company calculated the net present value of ARO using a discount rate of 8% and an inflation rate of 2% to 3%.

	December 31, 2013 $	September 30, 2013 $
Balance, beginning of period	248	308
Accretion expense	5	25
Liabilities settled	(25)	(60)
Revision to ARO inputs	-	(25)
Balance, end of period	228	248

8.	Future Income Taxes
a)	The significant components of the Company's future tax assets and liabilities are as follows:
	December 31, 2013 $	September 30, 2013 $
Property, plant and equipment	645	1,368
Non‑capital loss carryforward	3,852	3,499
Share issuance costs	337	337
Asset retirement obligation	66	72
Valuation allowance	(4,900)	(5,226)
	-	-

The accompanying notes are an integral part of these interim consolidated financial statements.

10

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

8.	Future Income Taxes (Continued)
b)	The Company has estimated tax pools totaling $114,311 as follows:
	Rate of claim	December 31, 2013 $
U.S. tax pools	100%	86,605
Canadian tax pools	Various	27,706
		114,311

9.	Share Capital

a) Authorized

Unlimited number of common shares with voting rights.
Unlimited number of preferred shares, issuable in series.

b) Issued

	Number of Common Shares	Amount $
Outstanding, September 30, 2012	359,635,408	114,541
Common shares issued upon exercise of options
Equity effect on exercise of options
Outstanding, September 30 2013	359,635,408	114,541
Common shares issued upon acquisition of Muskwa Resources Ltd.	72,422,151	3,726

Outstanding December 31, 2013	432,057,559	118,267

The accompanying notes are an integral part of these interim consolidated financial statements.

11

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

9.	Share Capital (Continued)

c) Warrants

	Outstanding December 31, 2013	Weighted Average Exercise Price $	Deemed Value $
Warrants issued on private placement (i)	24,445,706	0.414	1,168
Warrants assumed on acquisition of Muskwa Resources Ltd. (ii)	30,595,749	0.371	186
Outstanding, end of period	55,041,455	0.390	1,354
(i)	The Company issued 27,095,068 common share purchase warrants in conjunction with an equity raise during the fiscal year ended September 30, 2010. As of December 31, 2012, there are 24,445,706 common share purchase warrants outstanding with an exercise price of $0.414 per share, of which 12,325,008 expire on March 17, 2015, 11,088,539 expire on April 1, 2015 and 1,032,159 expire on April 9, 2015.

The remaining fair value of the warrants issued is $1,168 at December 31, 2013 (September 30, 2013 ‑ $1,168), which was allocated from the gross proceeds received on the private placement.

(ii)	Muskwa Warrants

Upon the acquisition of Muskwa resources Ltd, completed on December 4, 2013, Zodiac assumed the following Muskwa purchase warrants:

Warrant	Number	Exercise Price	Expiry
$0.20 Warrant	5,000,000	$0.20	September 21, 2014
$0.30 Warrant
Tranche 1	68,886	$0.30	November 14, 2015
Tranche 2	100,000	$0.30	February 15, 2016
$0.40 Warrant
Tranche 1	22,620,000	$0.40	October 31, 2014
Tranche 2	1,000,000	$0.40	November 30, 2014
Tranche 3	500,000	$0.40	April 12, 2015
Tranche 4	236,980	$0.40	January 17, 2016
Tranche 5	412,500	$0.40	December 5, 2015
$0.60 Warrant	657,383	$0.60	November 14, 2015
Total	30,595,749	$0.371

The accompanying notes are an integral part of these interim consolidated financial statements.

12

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

9.	Share Capital (Continued)

The fair value of the warrants issued was estimated as at the grant date using the Black‑Scholes option pricing model. The fair value of the Muskwa warrants assumed was estimated at the date of acquisition and the compensation expense of $186 was recognized immediately as a cost of the acquisition of Muskwa.

d) Performance warrants

			December 31, 2013
	Number of Warrants	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, September 30, 2013	-	-	-
Performance warrants assumed on acquisition of Muskwa Resources Ltd.	2,704,000	0.10	0.9288
Balance, December 31, 2013	2,704,000	0.10	0.9288

During the year ended September 30, 2013, 7,250,000 performance warrants held by former officers were forfeited.

Muskwa Performance Warrants

In conjunction with the acquisition of Muskwa Resources Ltd. on December 4, 2013, Zodiac assumed the contractual obligations of Muskwa, including for performance warrants of Muskwa that had been issued to various employees of Muskwa in the past. In total, Zodiac has reserved for issue 2,704,000 shares related to these performance warrants, which are exercisable at $0.10 per share of Zodiac. The performance warrants are exercisable until December 4, 2014.

The fair value of the performance warrants issued was estimated as at the grant date using the Black‑Scholes option pricing model. The performance warrants vested immediately and the compensation expense was recognized as a cost of the acquisition of Muskwa.

Compensation expense for the three months ended December 31, 2013 was $Nil (three months ended December 31, 2012 ‑ $13), and was recognized as a non‑cash compensation expense, with an offsetting credit to contributed surplus.

The accompanying notes are an integral part of these interim consolidated financial statements.

13

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

9.	Share Capital (Continued)

e) Stock options outstanding

Under the share option plan of the Company (the “Plan”), established on September 28, 2010, the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding shares of the Company. The 10% limit includes shares reserved for issuance upon the exercise of the performance warrants (Note 8 (d)). All currently issued options have terms of five years and vest over two to three years; the term, the vesting period and the price are determined at the discretion of the Board of Directors. However, the maximum option term shall not exceed five years.

The following table summarizes information about the Company’s stock options outstanding at December 31, 2013, and for changes that occurred during the three month period then ended:

			December 31, 2013
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, September 30, 2013	14,290,250	0.16	3.89
Granted during period	15,348,600	0.065	4.92
Assumed on the acquisition of Muskwa Resources Ltd.	5,704,000	0.20	3.80
Expired	(325,000)	0.40	-
Balance, end of period	35,017,850	0.12	4.15

As at December 31, 2013, the Company had 15,490,728 options granted but not yet vested.

The following table summarizes information about the Company’s stock options outstanding at September 30, 2013, and for changes that occurred during the year then ended:

			September 30, 2013
	Equivalent Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)
Balance, September 30, 2012	9,578,083	0.487	2.93
Granted	11,450,000	0.10	4.26
Forfeited	(6,737,833)	0.52	-
Exercised	-	-	-
Balance, end of year	14,290,250	0.16	3.89

The accompanying notes are an integral part of these interim consolidated financial statements.

14

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

9.	Share Capital (Continued)

f) Stock-based compensation

During the three months ended December 31, 2013, the Company granted 15,348,600 options to officers, directors, employees and consultants (three months ended December 31, 2012 – 8,450,000). The terms of the grant are consistent with the Plan and options are exercisable at an average price of $0.065 per option and expire five years after the grant date. The fair value of the options granted is estimated as at the grant date using the Black‑Scholes option pricing model. The weighted average assumptions used in the calculation are noted below:

	2013	2012
Risk‑free interest rate	1.18%	1.14%
Expected life	5.0 years	3.0 years
Expected volatility	124.32%	146.96%
Forfeiture rate	30.00%	27.76%
Fair value per option	$0.055	$0.067

Compensation expense recognized for the three months ended December 31, 2013 was $264 (three months ended December 31, 2012 ‑ $251). Of the total compensation expense for the three months ended December 31, 2013, $264 (December 31, 2012 ‑ $251) has been recorded as a stock‑based compensation expense and $nil (December 31, 2012 ‑ $nil) has been capitalized for options issued to employees and consultants directly involved in exploration activities. The total amount has been recorded with an offsetting credit to contributed surplus.

g) Per share data

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the three months ended December 31, 2013 of 380,102,537 (December 31, 2012 – 359,635,408). The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the period. Application of this methodology was anti‑dilutive for the period. The issued and outstanding warrants, performance warrants, and vested stock options of 55,041,455, 2,704,400 and 19,527,122, respectively, were not dilutive as the Company is in a loss position.

10.	Related Parties

During the three months ended December 31, 2013, legal fees of $166 were charged by a law firm in which the corporate secretary of the Company is a partner of, and were expensed as general and administrative expenses (three months ended December 31, 2012 - $90).

At December 31, 2013, the Company owed the law firm $171 in accounts payable.

The accompanying notes are an integral part of these interim consolidated financial statements.

15

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

11.	Financial Instruments

a) Fair value measurement

ASC Topic 820.10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820.10 applies whenever other statements require or permit assets or liabilities to be measured at fair value. The Company's financial assets and liabilities are measured at fair value on a recurring basis. The Company discloses its recognized non‑financial assets and liabilities, such as asset retirement obligations and other property and equipment at fair value on a non‑recurring basis. For non‑financial assets and liabilities, the Company is required to disclose information that enables users of its financial statements to assess the inputs used to develop said measurements. The Company recognized an impairment in its California non-financial assets during the three months ended December 31, 2013, the year ended September 30, 2012 and in its Nova Scotia non-financial assets during the year ended September 30, 2011.

ASC 820.10 requires that assets and liabilities carried at fair value be classified and disclosed based on the following hierarchy for fair value measurements:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3	Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The fair value of the investment is determined by the best available information including regard for market conditions and other factors that a market participant would consider for such investments.

b) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from joint venture partners.

The majority of the Company's receivables are from its industry partners, where the receivables have not been collateralized. To date, the Company has not experienced any bad debts and maintains no allowance for doubtful accounts. The Company's cash and cash equivalents are held by two financial institutions, one in Canada and the other in the US.

The carrying amount of trade accounts receivable, cash and cash equivalents represent the Company's maximum credit exposure.

The accompanying notes are an integral part of these interim consolidated financial statements.

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Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

12.	Commitments

a)	The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual average basic rent obligation is $110, payable in monthly installments of $9. As of August 1, 2013, a portion of the space was subleased to a third party reducing the annual average basic rent obligation to $28, payable in monthly installments of $2 for the remaining term. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

b)	The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on November 1, 2013 and ending on October 31, 2016. The annual average basic rent obligation is $132, payable in monthly installments of $11. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

c)	The Company holds an operating lease agreement for office space in Bakersfield, California commencing July 1, 2012 and ending on June 30, 2017. The annual average basic rent obligation is US$77 per annum, payable in average monthly installments of USD$6. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

d) Liquidity. – The Company has a cash balance at December 31, 2013, which when combined with the US$ 3.0 million received from the termination of the Aera farm out agreement subsequent to quarter end (Refer Note 14 – Subsequent event), provides a pro forma cash balance of approximately $12.5 million and is considered to be sufficient to meet our drilling obligations in Montana ($1.2 million), land rentals in California ($2.0 million ), repayment of Convertible debenture ($0.5 million) and G&A ($2.5 million) until December 31, 2014.

13.	Segmented information

The Company’s primary operations are limited to a single industry being the acquisition, exploration for, and development of petroleum and natural gas. Geographical segmentation is as follows:

	Three months ended December 31, 2013 ($)
	Canada	United States	Total
Interest income	32	-	32
Depreciation and accretion	9	3	12
Net loss	(371)	(23,034)	(22,663)
Property, plant and equipment	8,624	36,024	44,648
Total assets	33,721	20,833	54,554

	Three months ended December 31, 2012 ($)
	Canada	United States	Total
Interest income	37	-	37
Depreciation and accretion	8	3	11
Net loss	(721)	(741)	(1,462)
Property, plant and equipment	2,873	51,992	54,865
Total assets	37,212	38,377	75,589

The accompanying notes are an integral part of these interim consolidated financial statements.

17

Zodiac Exploration Inc.
(a Development Stage Company)

Notes to the Financial Statements

For the three months ended December 31, 2013 and 2012

(Unaudited - Expressed in Canadian $000's except per share amounts)

14. Subsequent events

Aera Energy LLC Farm out

Subsequent to quarter end Aera Energy LLC formally advised that they will not be proceeding with the drilling obligations of the Farm out Agreement dated October 1, 2012 and accordingly have paid Zodiac US$3.0 million as required by the Farm out Agreement.

Convertible debenture

On February 5, 2014, the Company redeemed the convertible debentures, including interest that was included in the acquisition of Muskwa resources Ltd. (Refer Note 5 - Business Combination).

The accompanying notes are an integral part of these interim consolidated financial statements.

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